UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
Amendment No. 1
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934.
HEALTH FITNESS CORPORATION
(Name of Subject Company (Issuer))
TRUSTCO MINNESOTA, INC.
A Wholly-Owned Subsidiary of
TRUSTCO HOLDINGS, INC.
An Indirect Wholly-Owned Subsidiary of
TRUSTMARK MUTUAL HOLDING COMPANY
(Names of Filing Persons (Offerors))
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
42217V201
(CUSIP Number of Class of Securities)
Sara Lee Keller, Esq.
Senior Vice President, General Counsel and Secretary
Trustmark Companies
400 Field Drive
Lake Forest, Illinois 60045
(847) 615-1500
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Larry A. Barden
Scott R. Williams
Sidley Austin LLP
One South Dearborn Street
Chicago, Illinois 60603
(312) 853-7000
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$105,420,406.40	$7,516.47

(1)	Estimated for purposes of calculating the amount of the filing fee only. The calculation is based on the offer to purchase up to 12,006,880 shares of common stock, par value $0.01 per share, of Health Fitness Corporation (the “Company”) at an offer price of $8.78 per share. Such shares consist of (i)10,210,315 shares of common stock of the Company outstanding as of January 25, 2010 (including 334,012 shares of unvested restricted stock), (ii) 1,018,050 shares of common stock of the Company potentially issuable upon the exercise of outstanding in-the-money stock options as of January 25, 2010 and (iii) 778,515 shares of common stock of the Company potentially issuable upon the exercise of outstanding warrants to purchase common stock of the Company as of January 25, 2010.

(2)	The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value by 0.0000713.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$7,516.47
Form or Registration No.:	Schedule TO
Filing Party:	Trustmark Mutual Holding Company, Trustco Holdings, Inc. and Trustco Minnesota, Inc.
Date Filed:	January 26, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by (i) Trustco Minnesota, Inc., a Minnesota corporation (the “Purchaser”), which is a wholly owned subsidiary of Trustco Holdings, Inc., a Delaware corporation (“Parent”), which is an indirect wholly owned subsidiary of Trustmark Mutual Holding Company, an Illinois mutual insurance holding company (“Trustmark”), (ii) Parent and (iii) Trustmark. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 26, 2010 (together with any amendments and supplements thereto, the “Schedule TO”) and relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock of Health Fitness Corporation, a Minnesota corporation (the “Company”), par value $0.01 per share (the “Shares”), at a purchase price of $8.78 per Share in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 26, 2010 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal.
     Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.
Item 3. Identity and Background of Filing Person.
     Schedule I to the Offer to Purchase is hereby amended and supplemented by (i) adding the following text to the description of Philip Goss: “Mr. Goss will become the Chief Financial Officer of Trustmark, Parent and the Purchaser as of April 1, 2010.” and (ii) deleting the following text from the description of Paul T. Schuster: “Mr. Schuster will become the Chief Financial Officer of Trustmark, Parent and the Purchaser as of April 1, 2010.”
Item 11. Additional Information.
     Item 11(a)(3) of the Schedule TO is hereby amended and supplemented by adding the following text thereto:
     “At 9:21 a.m., New York City time, on Friday, February 5, 2010, early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), applicable to the Offer and the Merger was granted by the Federal Trade Commission. Accordingly, the condition to the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied. On February 5, 2010, Trustmark and the Company issued a joint press release announcing the termination of the HSR Act waiting period, a copy of which is filed as Exhibit (a)(5)(D) hereto.”
Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:
     “(a)(5)(D) Joint Press Release issued by Trustmark and Health Fitness Corporation on February 5, 2010.”

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2010	TRUSTCO MINNESOTA, INC.
	By:	/s/ J. Brinke Marcuccilli
		Name:	J. Brinke Marcuccilli
		Title:	Chief Financial Officer

Date: February 5, 2010	TRUSTCO HOLDINGS, INC.
	By:	/s/ J. Brinke Marcuccilli
		Name:	J. Brinke Marcuccilli
		Title:	Executive Vice President and Chief Financial Officer

Date: February 5, 2010	TRUSTMARK MUTUAL HOLDING COMPANY
	By:	/s/ J. Brinke Marcuccilli
		Name:	J. Brinke Marcuccilli
		Title:	Executive Vice President and Chief Financial Officer